Exhibit 4.2

Addendum to Employment Agreement

Bonus Schedule

The following Bonus schedule is an addendum to the Employment Agreement made as of the 13th day of August, 2007 by and between Telemark, Inc. and Robert C. Morsch.

The bonus schedule will be based on the YE 2008 revenues of Telemark, Inc (“TI”) representing construction activities and Telemark Service & Maintenance, Inc (“TSM”) representing service and maintenance activities to include fee, carpentry labor and painting labor, excluding intercompany carpentry and painting labor.

The revenues in the schedule below represent projected organic growth, not growth associated with an increase of revenues as a result of an acquisition. Each increased step of revenues will trigger the associated bonus amount. The TI bonus and the TSM bonus are earned independently. The intent of the bonus schedule is to provide an incentive to increase revenues 50% year over year without decreasing the percentage of gross profit to revenues from the prior year. The following bonus schedule is a projection for YE 2008 based on projected YE 2007 revenues. When YE 2007 financials are finalized both parties will review the schedule and make adjustments if necessary. At that time the YE 2007 percentage of gross profit to revenues will be set as a condition precedent for the payments outlined in the schedule below.

TI Revenue	TI Bonus	TSM Revenue	TSM Bonus	Total Revenue	Total Bonus
<8,200,000	0	<1,800,000	0	<10,000,000	0
8,200,000	8,000	1,800,000	2,000	10,000,000	10,000
9,225,000	20,000	2,025,000	5,000	11,250,000	25,000
10,250,000	32,000	2,250,000	8,000	12,500,000	40,000
11,275,000	44,000	2,475,000	11,000	13,750,000	55,000
12,300,000	56,000	2,700,000	14,000	15,000,000	70,000

The bonus will be paid by January 31, 2009 or as soon as year end revenues are finalized.

AGREED TO:

Employee:

By:

/s/ Robert C. Morsch

Robert C. Morsch

Telemark, Inc.

By:

/s/ Frank Dalene

Frank Dalene, President & CEO